UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number 001-41774

GMEX Robotics Corporation

(Translation of registrant’s name into English)

5 Starkie Drive

Bankstown Aerofrome, NSW 2198

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

CONTENTS

Change of Address of Principal Executive Office

As of July 20, 2026, GMEX Robotics Corporation (the “Company”) changed of its principal executive office address to 5 Starkie Drive, Bankstown Aerofrome23-25 Mangrove Lane, Taren Point, NSW 2198229, Australia.

Share Consolidation

On September 23, 2026, the Company issued a press release titled “GMEX Robotics Announces Share Consolidation and Reduction of Par Value”. A copy of the press release is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

Exhibit No.	Description
99.1	Press Release: GMEX Robotics Announces Share Consolidation and Reduction of Par Value.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 23, 2026	GMEX ROBOTICS CORPORATION

	By:	/s/ Yinying Lu
Yinying Lu
Chief Executive Officer and Director
(Principal Executive Officer)